Exhibit 99.84

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQX ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES THREE MORE SUCCESSFUL WELLS ADDING OVER 1,500 BOEPD TO PRODUCTION

Thousand Oaks, CALIFORNIA, July 6, 2023 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI, OTCQX: KGEIF) is pleased to announce three more successful wells in its Tishomingo field in Oklahoma, which have been adding over 1,500 barrels of oil equivalent per day (“BOEPD”) to the Company’s production.

2023 Drilling Program

The Barnes 8-1H, 8-2H, and 8-3H wells were drilled and completed under budget and are still cleaning up after the fracture stimulations. The two Caney formation wells, the Barnes 8-1H and 8-2H, have produced at a 12-day average rate of 465 BOEPD (375 Barrels of oil per day “BOPD”) and 565 BOEPD (455 BOPD), respectively. For the last five days, the Barnes 8-1H has averaged 500 BOEPD (400 BOPD), and the Barnes 8-2H has averaged 590 BOEPD (470 BOPD). These wells were the first down-spacing wells in the field and were drilled at a 6 well per section spacing pattern with the Barnes 8-1H in the upper Caney, and the Barnes 8-2H in the lower Caney.

The Barnes 8-3H well, which is in the T-zone formation and is located under and between the Barnes 8-1H and 8-2H wells, has an 11-day average rate of 445 BOEPD (315 BOPD) and has averaged 490 BOEPD (340 BOPD) for the last 5 days, with the last 2 days at 570 BOEPD (390 BOPD).

Production optimization is currently in progress on all three of the wells.

Wolf Regener, President, and CEO commented, “We are very pleased to have these three wells on production and look forward to seeing how they continue to perform. While it’s early, these wells are on track to confirm our belief that the down spacing of the field is economic, which would enable much more production from this field. The T-Zone, Barnes 8-3H well is also exciting for us as it is producing at higher oil rates than our previous T-zone wells and is not currently showing signs of decline. Achieving commercial rates from the T-zone could add many additional well locations and reserves that are not currently reflected in our reserve estimates. The T-zone formation is present over our entire acreage block and is thus potentially very significant to the Company. Over the coming months, we will be gathering data from these wells, which will be used to further optimize reserve recoveries from the field.

“The Barnes 8-1H, 8-2H, and 8-3H were drilled, completed and had facilities built at an average cost of approximately $6.5 million, which is $700,000 below our $7.2 million estimated cost.

“The drilling rig for the next two wells, the Barnes 7-4H and Barnes 7-5H, is expected to move in tomorrow, with drilling expected to start early next week. Both of these wells will be drilled in the Caney formation.”

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil, gas, and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQX under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Cautionary Statements

In this news release and the Company’s other public disclosure: The references to barrels of oil equivalent (“Boes”) reflect natural gas, natural gas liquids and oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery. Readers are referred to the full description of the results of the Company’s December 31, 2022 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2022, which the Company filed on SEDAR on March 13, 2023.

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment, labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more concessions and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.